UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 23, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Fourth Quarter 2018 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

UBS

# Full year and fourth quarter

## 2018 results

UBS

January 22, 2019

# Important information

**Forward Looking Statements**: This presentation contains statements that constitute "forward-looking statements," including but not limited to performance targets, expectations and ambitions, as well as management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic or business initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially. For a discussion of the risks and uncertainties that may affect UBS's future results please refer to the "Risk Factors" and other sections of UBS's most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, and the cautionary statement on the last page of this presentation. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

**Available Information**: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at www.ubs.com/investors. UBS' Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

**Basel III RWA, LRD and capital**: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 4Q18 report for more information. Currency translation Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

**Definitions**: "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period.
"Net profit" refers to net profit attributable to shareholders

**Rounding**: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text that can be derived from figures displayed in the tables, is calculated on a rounded basis.

**Tables**: Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

1

# 4Q18 net profit +33%[1] to USD 696m

Stable PBT as 4% lower costs offset lower revenues

+33%
+2%
522
845
(62)
(70)
(7)
(182)
+79
+8[2]
+252
862
696
Change in adjusted operating income
(242)
Net profit[1] 4Q17
Reported PBT 4Q17
GWM
P&C
AM
IB
CC
Net effect of all income adjustments
Change in reported operating expenses
Reported PBT 4Q18
Net profit 4Q18

Numbers in USDm unless otherwise indicated; 1 4Q17 adjusted for (2,939m) net impact from US corporate tax rate reduction due to the enactment of the Tax Cuts and Jobs Act (TCJA); 2 Refer p. 11-12 of the 4Q18 report for further information

2

# FY18 net profit +25%[1] to USD 4.9bn

## Diversified business model delivered strong profit growth in variable conditions

+19%
6,373
GWM
3,990
+12%
P&C
1,953
+22%
+21% CHF
AM
451
(23%)
IB
1,639
+29%
FY18 reported PBT
FY17 reported PBT

GWM: +9% excluding Worldline; Americas +18%, APAC +11%, UHNW +32%

P&C: (1%) excluding Worldline, 4.2% net new business volume growth, highest on record

AM: +4% excluding gain on business sales; 32bn net new money including money market, 4% growth

IB: 18% adjusted RoAE

**Returns**
13.8% adj. RoTE excl. DTAs
14.2% reported RoCET1

**Cost efficiency**
79% cost/income ratio,
3ppts improvement YoY

**Capital strength**
13.1% CET1 capital ratio
3.8% CET1 leverage ratio
5.2% going concern leverage ratio

UBS

Numbers in USDm unless otherwise indicated; 1 FY17 net profit adjusted for (2,939m) net impact from US corporate tax rate reduction due to the enactment of the Tax Cuts and Jobs Act (TCJA)

3

# Delivering positive operating leverage

3% positive operating leverage, 1bn increase in net profit[1]

+25%
2% higher operating income
1% lower operating expenses
969
+2,939
3,908
+590
+272
+159
(33)
4,897
Net profit FY17
Net impact from US corporate tax rate reduction
Net profit FY17 excl. net impact from US corporate tax rate reduction
Operating income
Operating expenses excl. litigation
Litigation
Tax and NCI
Net profit FY18
Cost/income
%
82
79

UBS Numbers in USDm unless otherwise indicated; 1 FY17 adjusted for (2,939m) net impact from US corporate tax rate reduction due to the enactment of the Tax Cuts and Jobs Act (TCJA)

4

# FY18 capital generation of 4.4bn

Highly capital-generative business model

## Strong capital generation

4,395
762
2,648
985
FY18

- Repurchased 48m shares
- Accrued dividend at CHF 0.70 per share
- Increased CET1 capital by 1.0bn

## Strong capital position

Tier 1
17.7%
AT1
4.6%
CET1
13.1%
5.2%
1.3%
3.8%
Capital ratio 31.12.18
Leverage ratio 31.12.18

UBS Numbers in USDm unless otherwise indicated

5

# CHF 0.70 dividend per share proposed, up 8%

## Targeting buy-back of up to USD 1bn in 2019

Share buy-back (CHF)
Special dividend (CHF)
Ordinary dividend (CHF)
0.25
0.25
0.50
0.60
0.60
0.65
0.20[1]
0.70[3]
0.27[2]
Illustrative
2014
2015
2016
2017
2018
2019
2020
2021

**2018 dividend and total return**

- CHF 0.70 ordinary dividend per share proposed for the financial year 2018
- Dividend payout ratio 54%
- Total payout ratio including buy-back 70%

**2019 share buy-back**

- Target buying back up to USD 1bn in 2019, equivalent to CHF 0.27[2] per share

**Committed to our capital returns policy**

- Target dividend per share growth of mid-to-high single digit percent per annum
- Return excess capital after dividend accruals, likely in the form of buy-backs, after considering our outlook

UBS

Numbers in CHF unless otherwise indicated; 1 Per share value implied by dividing CHF 750m by shares outstanding as of 31.12.17; 2 Per share value implied by dividing USD 1bn by shares outstanding and exchange rate as of 31.12.18; 3 Dividend proposal subject to shareholder approval

6

# Uniquely positioned with leading franchises

## Working in partnership to grow and deliver attractive returns

Cumulative PBT contribution[1]
2014-2018

IB
20%
Asset gathering
51%
GWM
22%
P&C
7%
AM

Americas
26%
Switzerland
36%
18%
APAC
19%
EMEA

### Global Wealth Management

World's leading and only truly global wealth manager; #1 in global UHNW

### Personal & Corporate Banking

Cornerstone of Swiss universal bank; #1 in an attractive market

### Asset Management

~800bn invested assets and well positioned in key growth areas

### Investment Bank

Top-5 globally in areas of focus; capital-light model with attractive risk-adjusted returns

UBS

Numbers in USD and adjusted unless otherwise indicated; 1 Excluding Corporate Center in the divisional split and region "Global" in the regional split, refer to slides 37 and 38 for details on regional numbers

7

# Delivered profits in a variety of market conditions

19bn cumulative net profits while absorbing legacy and regulatory costs, and investing for growth

Adjusted PBT ex-litigation
Adjusted PBT
Reported PBT
5.9
3.1
2.8
CAGR +3%
CAGR +20%
CAGR +23%
6.7
6.4
6.4
FY14
FY15
FY16
FY17
FY18

# 19bn

cumulative net profits 2014-2018

**5.4bn**
cumulative litigation provisions 2014-2018

**3.5bn**
cumulative costs for strategic regulatory initiatives and legal entity build-out 2014-2018

UBS

Numbers in USDbn unless otherwise indicated

8

# Balancing revenue, cost and capital efficiency

Focused on sustainable performance

Cost efficiency
Cost/income, 3Q18 LTM
50%
60%
70%
80%
90%
100%
0%
2%
4%
6%
8%
10%
12%
14%
16%
18%
20%
Higher RoTE
UBS[1]
Efficiency indifference curves
Revenues/RWA, 3Q18 LTM
Capital efficiency
Peers[2]
Avg. European peers
Avg. US peers

Business mix and geographic footprint drive comparatively high capital efficiency and structurally higher cost/income ratio

UBS Adjusted for one-offs including litigation; not adjusted for restructuring costs; 1 FY18 broadly equal to 3Q18 LTM; 2 Bank of America, Barclays, BNP Paribas, Credit Suisse, Deutsche Bank, HSBC, JP Morgan, Julius Baer, Morgan Stanley and Standard Chartered; Julius Baer based on 2Q18 LTM

9

# Addressing market beta headwinds

Taking actions to mitigate headwinds while remaining committed to our alpha initiatives

**1 Cost efficiency**

Personnel costs directly linked to revenues

Pacing discretionary investments without compromising strategy

Lower beta contribution
- Lower asset prices
- Subdued client sentiment

Lower variable compensation

Beta natural hedges

Lower resource consumption

Tactical cost management and discipline

Alpha

Resource optimization

**2 Capital resource optimization**

Muted client activity and client risk appetite reduce resource usage

Accelerating front-to-back resource re-alignment and leveraging improved infrastructure

Executing with discipline to deliver on our capital return objectives

UBS

10

# Continued execution momentum

## 2018 highlights

- Generated 4.4bn of capital
- Repurchased CHF 750m of shares, exceeding target by CHF 200m
- Met capital requirements one year ahead of implementation
- Completed the combination of our wealth management businesses into GWM
- Reduced restructuring costs by >600m
- Executed currency change, improving NII and risk management

## Further upside

- Continued improvement in cost efficiency and capital optimization
- Invested assets and banking book growth
- Exploit further synergies and collaboration across businesses

UBS Numbers in USD unless otherwise indicated

11

# UBS Group AG results (consolidated)

| | FY17 | FY18 | 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 |
|---|---|---|---|---|---|---|---|
| Total operating income | 29,622 | 30,213 | 7,207 | 8,168 | 7,644 | 7,428 | 6,972 |
| Total operating expenses | 24,272 | 23,840 | 6,362 | 6,069 | 5,938 | 5,724 | 6,110 |
| Profit before tax as reported | 5,351 | 6,373 | 845 | 2,100 | 1,706 | 1,704 | 862 |
| of which: adjusting items | (944) | (72) | (231) | 106 | (115) | (66) | 3 |
| *of which: net restructuring expenses* | *(1,192)* | *(561)* | *(387)* | *(135)* | *(115)* | *(122)* | *(188)* |
| *of which: gain related to changes to the Swiss pension plan* | | *241* | | *241* | | | |
| *of which: expenses from modification of terms for certain DCCP awards* | *(26)* | | *(26)* | | | | |
| *of which: net FX translation gains/(losses)* | *(16)* | | | | | | |
| *of which: gains on sale of financial assets at fair value through OCI* | *137* | | *29* | | | | |
| *of which: gains related to investments in associates* | | *460* | | | | | *460* |
| *of which: gains on sales of subsidiaries and businesses* | *153* | *25* | *153* | | | *25* | |
| *of which: remeasurement loss related to UBS Securities China* | | *(270)* | | | | | *(270)* |
| *of which: gains on sale of real estate* | | *31* | | | | *31* | |
| Adjusted profit before tax | 6,295 | 6,445 | 1,076 | 1,994 | 1,821 | 1,770 | 860 |
| *of which: net provisions for litigation, regulatory and similar* | *(434)* | *(275)* | *(185)* | *11* | *(132)* | *(2)* | *(151)* |
| *of which: UK bank levy* | *(17)* | *(40)* | *(90)* | | *45* | | *(85)* |
| Tax expense/(benefit) | 4,305 | 1,468 | 3,234 | 533 | 322 | 448 | 165 |
| Net profit attributable to non-controlling interests | 77 | 7 | 27 | 2 | 1 | 3 | 1 |
| Net profit attributable to shareholders | 969 | 4,897 | (2,417) | 1,566 | 1,382 | 1,253 | 696 |
| Diluted EPS (USD) | 0.25 | 1.27 | (0.65) | 0.41 | 0.36 | 0.33 | 0.18 |
| Adjusted return on tangible equity ex. deferred taxes and DTAs (%) | 13.7 | 13.8 | 8.3 | 18.3 | 16.4 | 15.8 | 4.9 |
| Reported return on CET1 capital (%) | 3.0 | 14.2 | (28.8) | 18.3 | 16.1 | 14.5 | 8.0 |
| Total book value per share (USD) | 14.11 | 14.45 | 14.11 | 14.27 | 13.73 | 13.98 | 14.45 |
| Tangible book value per share (USD) | 12.34 | 12.65 | 12.34 | 12.53 | 12.00 | 12.25 | 12.65 |

UBS

Numbers in USDm unless otherwise indicated

12

# Global Wealth Management

## Adjusted PBT excluding litigation down 14% in a challenging market environment

| | 4Q17 | 1Q18 | 2Q18 | 3Q18 | 4Q18 | | |
|---|---|---|---|---|---|---|---|
| Profit before tax<br>m | 988 | 1,196 | 1,095 | 1,022 | 769 | (22%) | Adjusted PBT excluding litigation 912m |
| Operating income<br>m | 4,127 | 4,450 | 4,201 | 4,124 | 4,065 | (2%) | Higher recurring fees more than offset by lower transaction-based income |
| Invested assets<br>bn | 2,403 | 2,415 | 2,393 | 2,438 | 2,260 | (6%) | Market declines impacted invested assets |
| Mandate volume<br>bn | 791 | 800 | 798 | 826 | 759 | (4%) | Mandate penetration up YoY |
| Loans<br>bn | 173 | 180 | 177 | 178 | 175 | +1% | 3bn lower loan balances QoQ due to client deleveraging in APAC |
| Cost/income ratio<br>% | 76.0 | 73.2 | 73.9 | 75.1 | 80.9 | +4.9ppts | Cost/income ratio increased on higher litigation of 143m, up 76m, as well as continued investments in technology and risk control; QoQ increase reflects seasonally higher costs |

UBS
Numbers in USD and adjusted unless otherwise indicated
13

# Global Wealth Management

## Operating income resilient despite drop in transaction-based revenues

Recurring revenues
% of income
82
84
85
Net interest income
+0%
1,070
1,063
1,075
Recurring net fee income
+3%
2,316
2,412
2,377
Transaction-based revenues
(16%)
730
636
614
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18

Increase in deposit revenues mostly offset by higher funding costs

4Q18 included a 20m benefit from currency change

FY mandate sales more than offset the impact of lower average asset base

Muted client activity, particularly in Americas (19%) and APAC (23%); lowest in a decade

UBS

Numbers in USDm and adjusted unless otherwise indicated

14

# Recurring net fee income

## 1Q19 starting on a lower recurring fee asset base

Recurring net fee income
m
2,316
2,421
2,375
2,412
2,377
(1%)
Invested assets
End of period
2,403
2,415
2,393
2,438
2,260
(7%)
1,612
1,615
1,595
1,612
1,501
(8%)
Mandate volume
End of period
791
800
798
826
759
33.6% mandate penetration
4Q17
1Q18
2Q18
3Q18
4Q18
o/w cash & MM instruments[1]
12.1%
12.1%
11.9%
11.6%
13.0%

Mandate volumes by region
End of period

| | *4Q18* | *Primary billing base* |
|---|---|---|
| Americas | 456 | Beginning of quarter balances |
| Rest of the world | 303 | Beginning of month balances |
| Total | 759 | |

Numbers in USDbn unless otherwise indicated; 1 Including fiduciary investments

15

# Global Wealth Management

## YoY PBT growth in the Americas

| | Americas | | APAC | | EMEA | | Switzerland | | o/w Global UHNW[1] | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 4Q17 | 4Q18 | 4Q17 | 4Q18 | 4Q17 | 4Q18 | 4Q17 | 4Q18 | 4Q17 | 4Q18 |
| Profit before tax (m) | +5% | | (39%) | | (52%) (28%) excl. litigation | | (8%) | | (2%) | |
| | 342 | 359 | 174 | 106 | 304 | 146 | 176 | 162 | 179 | 175 |
| Cost/income (%) | 85 | 84 | 67 | 79 | 66 | 82 | 57 | 59 | 73 | 75 |
| Invested assets (bn) | (5%) | | (7%) | | (8%) | | (4%) | | (3%) | |
| | 1,263 | 1,200 | 383 | 357 | 545 | 500 | 209 | 200 | 628 | 608 |
| Net new money (bn) | (1.6) | (3.6) | 10.2 | 0.1 | 4.3 | 0.4 | 1.2 | (4.5) | 14.1 | (4.7) |

UBS

Numbers in USD and adjusted unless otherwise indicated; excludes minor functions with 3bn of invested assets and (0.4bn) of net new money in 4Q18; 1 Globally managed unit that exclusively serves UHNW clients; includes the impact from clients being moved into and out of Global UHNW

16

# FY18 net new money

## We remain confident in our ability to deliver on our net new money growth target

| | FY18 net new money | FY18 growth rate | Planned actions |
|---|---|---|---|
| Americas | (4.1) | (0.3%) | › Grow Latin America client assets with booking center agnostic coverage model<br>› Execute on US GFO and UHNW opportunity<br>› Further improve same store NNM and HNW flows |
| APAC | 17.3 | 4.5% | › Continued focus on lending and advisor hiring<br>› Capture NNM from continued wealth creation |
| EMEA | 10.3 | 1.9% | › Dedicated local teams to enhance prospecting and capture liquidity events<br>› Explore lending growth opportunities |
| Switzerland | 3.2 | 1.5% | › Continue to grow through new clients and share of wallet<br>› Increase segment-specific advisor hiring |
| o/w Global UHNW[1] | 13.3 | 2.1% | › Capture continued wealth creation in APAC and lending opportunities<br>› Increase share of wallet with 100m+ clients in the Americas |
| GWM | 24.7 | 1.0% | |

UBS

Numbers in USDbn unless otherwise indicated; Regions exclude minor functions with (2.0bn) of net new money; 1 Globally managed unit that exclusively serves UHNW clients; includes the impact from clients being moved into and out of Global UHNW

17

# Personal & Corporate Banking (CHF)

Solid quarter; consistently contributing to group results with good volume growth momentum

Profit before tax
(13%)
428
393
378
422
373
Cost/income ratio
57%
58%
58%
56%
59%
Operating income
986
947
933
967
927
284
282
275
280
248
525
507
509
517
525
155
154
157
157
157
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
4Q17
1Q18
2Q18
3Q18
4Q18

PBT decreased on lower transaction-based revenues and higher credit losses partly offset by slightly lower costs with continued investments in technology

Cost/income ratio reflects lower revenues YoY and seasonally higher costs QoQ

Decline in transaction-based revenues driven by lower corporate client fees and reclassification of certain expenses to revenues from 1Q18

Net interest income stable as improved product results offset higher funding costs and impact of lower rates

Strong net new business volume[1] at 2.2%; 4.2% for FY18, best on record

Credit loss expenses of 17m vs. net recovery in 4Q17, mainly from corporate clients with no large single loss

UBS

Numbers in CHFm and adjusted unless otherwise indicated; 1 Annualized growth for Personal Banking

18

# Asset Management

## Strong quarter with 15% profit growth driven by cost actions; 32bn FY18 NNM including MM

Profit before tax
+15%
117
114
128
131
134
Cost/income ratio
75%
76%
72%
71%
71%
Operating income
476
468
463
458
469
27
15
19
17
28
448
452
444
441
440
Net management fees
Performance fees
Invested assets
End of period, bn
(2%)
796
831
817
830
781
4Q17
1Q18
2Q18
3Q18
4Q18

First quarter with no impact from disposals;
PBT up despite lower invested assets and lower revenues

Operating expenses (7%), driven by cost actions taken earlier in the year

Management fees down slightly on lower invested assets base, driven by negative market performance

Performance fees increased marginally on higher fees from Hedge Fund Businesses and Real Estate & Private Markets, largely offset by lower performance fees in Equities

Invested assets fell on market declines;
2.1bn 4Q18 NNM outflows including money market;
32.2bn FY18 NNM inflows including money market;
4% growth

UBS Numbers in USDm and adjusted unless otherwise indicated

19

# Investment Bank

## FY18 return on attributed equity 18% despite very challenging fourth quarter

Profit before tax
(84%)
168
670
611
519
26
Cost/income ratio
86%
72%
72%
74%
97%
Operating income
1,720
2,451
2,193
1,967
1,538
652
266
883
877
426
1,165
630
507
1,061
658
389
919
461
304
792
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
4Q17
1Q18
2Q18
3Q18
4Q18

PBT down in a very challenging market environment

Expenses (3%) on lower compensation

CCS (29%) driven by APAC and Americas and partly reflecting a strong 4Q17; ECM saw declines in both private and public transactions

FRC +14% driven by strong performance in FX

Equities (10%) on lower client activity; Americas held up well, EMEA stable

RWA +5bn QoQ to 87bn on higher market volatility
LRD (32bn) QoQ to 256bn on subdued client activity and lower asset values

UBS Numbers in USDm and adjusted unless otherwise indicated

20

# Corporate Center

## Corporate Center loss improved by 188m YoY

Services higher funding costs for balance sheet assets, most of which will be allocated out from 1Q19

Group ALM improved spreads, increased funding allocations, partly offset by costs related to our currency change

Non-core and Legacy Portfolio lower litigation expenses

Profit before tax

4Q17
3Q18
4Q18
(161)
(180)
(220)

4Q17
3Q18
4Q18
(229)
(127)
(130)

4Q17
3Q18
4Q18
(240)
(26)
(93)

UBS

Numbers in USDm and adjusted unless otherwise indicated

21

# Corporate Center – Services

Reduction in restructuring supporting investments in technology and net saves to the Group

Reported operating expenses before allocations

(2%)
9,224
+238
o/w (270) restructuring
+25
o/w (12) restructuring
(189)
o/w (246) restructuring
(247)
9,051
(122)
8,929
FY17
Group technology
Risk and regulatory
Other
Litigation
FY18 excl. one-offs
Gain related to changes to the Swiss pension plan in 1Q18
FY18

UBS Numbers in USDm unless otherwise indicated

22

# Changes to deferred tax assets methodology

## Full recognition of US DTAs in the IHC tax group[1] improves earnings predictability

Deferred tax assets balance
9.8
10.1
Tax loss DTAs
6.1
6.1[2]
Temporary difference DTAs
3.7
4.0
3Q18
4Q18

- Recognized DTAs for the US IHC tax group[1] to reflect the full life of the underlying tax losses, eliminating the 7-year measurement period
- Tax loss DTAs are amortized from 1Q19
- Temporary difference DTAs expected to remain above 10% of CET1 capital for the foreseeable future
- No impact on net profit expected from DTA remeasurements from 2019
- Tax losses should shield[3] forecasted earnings in the US from most cash tax liability until ~2028
- Net 275m positive impact on net profit and IFRS equity from changes made in 4Q18; no impact on CET1 capital

Profit before tax
Effective tax rate of ~25% expected for FY19, of which ~14% cash tax and CET1 relevant
~75%
Net profit
~11%
DTA amortization, mainly related to US profits
~14%
Current tax expense
FY19 estimate

UBS

Numbers in USDbn unless otherwise indicated. Refer to p. 16 of the 4Q18 report for further information; 1 Broadly equivalent to UBS Americas Inc. and subsidiaries; 2 Of which 6.0bn in the US; 3 Cash taxes in the US can still arise in certain state and local jurisdictions and in connection with future upstreamed dividends that are subject to a US withholding tax of 5%

23

# Balance sheet assets

## Strong balance sheet reflecting high asset quality and low risk profile; level 3 assets <1% of total

958
Cash at central banks, HQLA and other Group ALM liquidity buffers and reverse repos
226
Financial assets measured at amortized cost
33[1,2]
a
51[1]
b
337
c
Financial assets measured at fair value through P&L
104
d
126
e
f
33[1,3]
g
31
Other assets
Mainly DTAs and property, equipment and software
Total assets 31.12.18

**Other** (a)
- Mainly posted derivatives collateral
- Includes loans to FAs

**Reverse repurchase agreements** (b)
- Fully collateralized

**Loans and advances** (c)
- ~50% mortgages, ~40% Lombard lending
- ~30bn corporate lending, of which ~50% secured; unsecured exposures mostly investment grade
- <3bps average cost of credit[4] FY14-FY18
- 16bps stage 3 loan allowance ratio as of 31.12.18

**Held for trading** (d)
- >80% of IB trading book are hedges of client trades
- 4Q18 IB average management VaR 10m

**Derivatives (PRVs)** (e)
- Would be ~16bn under US GAAP, net of NRVs and cash collateral
- 29bn in Non-core and Legacy Portfolio, principally in plain vanilla interest rate and FX swaps; vast majority collateralized

**Brokerage receivables** (f)
- Prime brokerage and certain GWM margin lending, fully collateralized

**Not held for trading** (g)
- Mainly unit-linked investments in AM, 0% risk-weighted

UBS

Numbers in USDbn unless otherwise indicated; 1 Excluding HQLA; 2 Excluding cash at central banks; 3 Excluding other Group ALM liquidity buffers and reverse repurchase agreements; 4 Defined as credit loss expense as a percentage of loans

24

# Leveraged finance

## Client-centric, capital-light and high velocity business model

| | Primary markets (underwriting and lending, CCS) | | Secondary markets (trading, FRC) | |
|---|---|---|---|---|
| | Underwriting | | | |
| Leveraged finance % of IB revenues FY18 | 6% | | <1% | |
| Resource usage 31.12.18 | *2% of IB RWA* | *1% of IB LRD* | *2% of IB RWA* | *1% of IB LRD* |

6%

<1%

**Velocity-based business model**
- Risk-managed based on Liquidity Adjusted Stress (LAS[1]) consumption
- Sound economic hedging where appropriate
- 19bn total deal volume in FY18
- No single exposure >0.5bn as of 31.12.18
- <5% of exposure qualifies as stale

Take-and-hold

**9bn[2] leveraged loan notional as of 31.12.18**
- Reduced notional by ~2bn during 2018
- Diversified by sector and region

**Actively de-risked during 4Q18**
- Regulatory VaR reduced by ~50%
- Net credit exposure[3] reduced by ~1/3

- 94bn trading volume in FY18
- 22bn trading volume in 4Q18

**Continued to serve clients during turbulent times**

Numbers in USD unless otherwise indicated; 1 Refer to p. 149 of the Annual Report 2017 for further information on LAS; 2 Net of single name hedges; 3 Defined as jump-to-zero risk; refer to p. 148 of the Annual Report 2017 for further information

UBS 25

# Capital and leverage ratios

## Meeting 2020 capital requirements

Total loss-absorbing capacity (TLAC)
84.1
Gone concern loss-absorbing capacity
37.5
AT1
12.2
Going concern capital
CET1
34.5
31.12.18
1.1.20 requirements
RWA
LRD
TLAC including 2018 rebate[1,2]
26.3%
9.2%
Going concern[2]
14.3%
5.0%
CET1[2]
10.0%
3.5%
31.9%
14.2%
4.6%
13.1%
9.3%
4.1%
1.3%
3.8%
5.2%
Capital ratio
Leverage ratio
RWA
264bn[3]
LRD
905bn[3]

UBS

Numbers in USDbn unless otherwise indicated; 1 Refer to slide 34 for further information; 2 Excludes the effect of countercyclical buffers for capital ratio; 3 Expecting regulatory and accounting-driven increases of ~6.5bn RWA and ~3.5bn LRD in 1Q19

26

# Key messages

Winning strategy and business model

Addressing opportunities for further improvement

Taking actions to address adverse market environment while retaining strategic integrity

Managing UBS for long-term value creation

Executing with discipline to deliver sustainable growth and attractive capital returns

UBS

27

# Equity market indices

Emerging Markets[1]

1.3
1.2
1.1
1.0
0.9
Dec-17
Dec-18
(17%)

| (17%) | (10%) | (8%) |
|---|---|---|
| 12M[2] | 6M[2] | 3M[2] |

China[1]

3.6
3.2
2.8
2.4
Dec-17
Dec-18
(25%)

| (25%) | (12%) | (12%) |
|---|---|---|

Hong Kong[1]

34
32
30
28
26
24
Dec-17
Dec-18
(14%)

| (14%) | (11%) | (7%) |
|---|---|---|

Europe[1]

3.8
3.6
3.4
3.4
3.2
3.0
2.8
Dec-17
Dec-18
(14%)

| (14%) | (12%) | (12%) |
|---|---|---|

Switzerland[1]

9.6
9.2
8.8
8.4
8.0
Dec-17
Dec-18
(10%)

| (10%) | (2%) | (7%) |
|---|---|---|

United States[1]

3.0
2.8
2.6
2.4
2.2
Dec-17
Dec-18
(6%)

| (6%) | (8%) | (14%) |
|---|---|---|

UBS

Numbers in thousands unless otherwise indicated; 1 Indices used: S&P500 for the US, Eurostoxx50 for Europe, SMI for Switzerland, MS Capital International EM for the Emerging Markets, Shanghai Composite for China, Hang Seng for Hong Kong; timeframe from 29.9.17 until 31.12.18; weekly; 2 Returns for the last 3-month period, 6-month period and 12-month period

29

# FY18 Global Wealth Management

| | Adjusted FY17 | Adjusted FY18 | Adjusted change | Reported FY17 | Reported FY18 | Reported change |
|---|---|---|---|---|---|---|
| Profit before tax<br>m | 4,159 | 4,082 | (2%) | 3,571 | 3,990 | +12% |
| Operating income<br>m | 16,287 | 16,840 | +3% | 16,287 | 16,941 | +4% |
| Invested assets<br>bn | 2,403 | 2,260 | (6%) | 2,403 | 2,260 | (6%) |
| Mandate volume<br>bn | 791 | 759 | (4%) | 791 | 759 | (4%) |
| Loans<br>bn | 173 | 175 | +1% | 173 | 175 | +1% |
| Cost/income ratio<br>% | 74.4 | 75.7 | +1.3ppts | 78.0 | 76.4 | (1.7)ppts |

UBS

Numbers in USD unless otherwise indicated

30

# FY18 Global Wealth Management

| | Americas | | APAC | | EMEA | | Switzerland | | o/w Global UHNW[1] | |
|---|---|---|---|---|---|---|---|---|---|---|
| | FY17 | FY18 | FY17 | FY18 | FY17 | FY18 | FY17 | FY18 | FY17 | FY18 |
| Profit before tax, m | +11% | | (5%) | | (14%)<br>(7%) excl. litigation | | (2%) | | +18% | |
| | 1,385 | 1,539 | 892 | 852 | 1,216 | 1,051 | 718 | 705 | 735 | 866 |
| Cost/income, % | 84 | 83 | 61 | 64 | 66 | 71 | 55 | 57 | 73 | 70 |
| Invested assets, bn | (5%) | | (7%) | | (8%) | | (4%) | | (3%) | |
| | 1,263 | 1,200 | 383 | 357 | 545 | 500 | 209 | 200 | 628 | 608 |
| Net new money, bn | (8.5) | (4.1) | 28.9 | 17.3 | 19.5 | 10.3 | 6.2 | 3.2 | 33.5 | 13.3 |

UBS

Numbers are in USD and adjusted unless otherwise indicated. Excludes minor functions with 3bn of invested assets and (2.0bn) of net new money in FY18; 1 Globally managed unit that exclusively serves UHNW clients; includes the impact from clients shifting into and out of Global UHNW

31

# GWM invested assets composition

Invested assets
31.12.18

Other[1]
11%
Cash & MM instruments[2]
13%
Equities
31%
By asset class
Bonds
15%
30%

Mutual funds
o/w:
9% Equity funds
8% Fixed Income funds
3% Money Market funds
11% Other[3] funds

Other
9%
GBP
2%
CHF
8%
EUR 11%
By currency
70%
USD

UBS

1 Mainly alternative investments and structured products; 2 Including fiduciary investments; 3 Including mixed-funds, e.g. asset allocation funds, exchange trades funds etc.

32

# Workforce management

## Insourcing roles drives improved efficiency and effectiveness

UBS Group[1]
Headcount, end of period
4Q18 vs. 4Q17
85,423
85,280
(143)
24,170
18,392
(5,778)
61,253
66,888
+5,635
4Q17
4Q18

Corporate Center – Services[1, 2]
Headcount, end of period
4Q18 vs. 4Q17
47,250
46,476
(774)
21,627
16,112
(5,515)
25,623
30,364
+4,741
4Q17
4Q18
Internal staff
External staff

1 External staff for 4Q17 restated; 2 Includes Group COO functions including technology, operations and HR, Group CEO functions including communications and branding and regulatory relations, control functions including risk control and finance, and BoD functions including internal audit

33

# Swiss SRB leverage ratio requirements

UBS leverage ratio balance

1.1.20 requirement

9.2% TLAC including 2018 rebate

Gone concern 5.0% requirement subject to a rebate of up to 2.0 percentage points based on improved resolvability

- FINMA granted a rebate on the gone concern requirement of 40% of the maximum rebate in 2018, equivalent to 0.8 percentage points reduction for the LRD-based requirement

5.0% going concern

Going concern requirement of 5.0% can be met with a minimum of 3.5% CET1 capital and a maximum of 1.5% high-trigger AT1 capital

- Any going concern-eligible capital above this limit can be counted towards the gone concern requirement
- Where low-trigger AT1 or T2 instruments are used to meet the gone concern requirement, this requirement may be reduced by up to 1.0 percentage point for the 5.0% LRD-based ratio

3.5% CET1
3.39%
0.75%
0.26%
1.08%
3.81%
31.12.18
TLAC-eligible debt
T2 grandfathered
Low-trigger AT1
High-trigger AT1
5.2% going concern

TLAC-eligible senior unsecured debt 3.32% (30.0bn)

Non-Basel III-compliant tier 2 capital 0.07% (0.7bn) qualifies as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility

Tier 2 grandfathered instruments 0.75% (6.8bn) can be counted towards going concern capital up to the earliest of maturity or first call date or 31.12.19. From 1.1.20, these instruments are eligible to meet the gone concern requirement until one year before maturity, with a haircut of 50% applied to the last year of eligibility; all UBS instruments outstanding have a first call and maturity date after 31.12.19

AT1 capital 1.34% (12.2bn)

- 1.08% (9.8bn) high-trigger AT1, of which 2.0bn employee deferred contingent capital plan (DCCP)
- 0.26% (2.4bn) low-trigger AT1 which can be counted towards going concern capital up to the first call date

UBS Numbers in USD unless otherwise indicated

34

# 4Q18 Reported and adjusted performance

**Performance by business division and Corporate Center unit – reported and adjusted[1,2]**

| | For the quarter ended 31.12.18 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| *USD million* | Global Wealth Management | Personal & Corporate Banking | Asset Manage-ment | Investment Bank | CC – Services[3] | CC – Group ALM | CC – Non-core and Legacy Portfolio | UBS |
| Operating income as reported | 4,165 | 1,289 | 469 | 1,538 | (354) | (108) | (26) | 6,972 |
| *of which: gains related to investments in associates[4]* | *101* | *359* | | | | | | *460* |
| *of which: remeasurement loss related to UBS Securities China[5]* | | | | | *(270)* | | | *(270)* |
| Operating income (adjusted) | 4,065 | 930 | 469 | 1,538 | (85) | (108) | (26) | 6,782 |
| | | | | | | | | |
| Operating expenses as reported | 3,372 | 574 | 355 | 1,585 | 133 | 23 | 68 | 6,110 |
| *of which: personnel-related restructuring expenses[6]* | *17* | *1* | *5* | *1* | *70* | *0* | *0* | *95* |
| *of which: non-personnel-related restructuring expenses[6]* | *0* | *0* | *3* | *3* | *87* | *0* | *0* | *93* |
| *of which: restructuring expenses allocated from CC – Services[6]* | *59* | *17* | *13* | *69* | *(159)* | *1* | *1* | *0* |
| Operating expenses (adjusted) | 3,296 | 555 | 335 | 1,512 | 135 | 22 | 66 | 5,922 |
| *of which: net expenses for litigation, regulatory and similar matters[7]* | *143* | *0* | *0* | *4* | *0* | *0* | *4* | *151* |
| | | | | | | | | |
| Operating profit / (loss) before tax as reported | 793 | 715 | 114 | (47) | (488) | (131) | (94) | 862 |
| Operating profit / (loss) before tax (adjusted) | 769 | 375 | 134 | 26 | (220) | (130) | (93) | 860 |

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations; 2 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period; 3 Corporate Center Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units; 4 Related to Worldline acquisition of SIX Payment Services. Refer to the "Recent developments" section of the 4Q18 report for more information; 5 Related to the increase of stake in and consolidation of UBS Securities Co. Limited, China. Refer to the "Recent developments" section of the 4Q18 report for more information; 6 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018 for Global Wealth Management and Asset Management; 7 Reflects the net increase in / (release of) in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to "Provisions and contingent liabilities" in the "Consolidated financial information" section of the 4Q18 report for more information. Also includes recoveries from third parties of USD 1m in 4Q18

UBS
35

# FY18 Reported and adjusted performance

**Performance by business division and Corporate Center unit – reported and adjusted[1,2]**

| | For the year ended 31.12.18 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| *USD million* | Global Wealth Management | Personal & Corporate Banking | Asset Manage-ment | Investment Bank | CC – Services[3] | CC – Group ALM | CC – Non-core and Legacy Portfolio | UBS |
| Operating income as reported | 16,941 | 4,222 | 1,857 | 8,150 | (513) | (609) | 165 | 30,213 |
| *of which: gains related to investments in associates[4]* | *101* | *359* | | | | | | *460* |
| *of which: gains on sale of real estate* | | | | | *31* | | | *31* |
| *of which: gains on sale of subsidiaries and businesses* | | | | | *25* | | | *25* |
| *of which: remeasurement loss related to UBS Securities China[5]* | | | | | *(270)* | | | *(270)* |
| Operating income (adjusted) | 16,840 | 3,863 | 1,857 | 8,150 | (300) | (609) | 165 | 29,966 |
| | | | | | | | | |
| Operating expenses as reported | 12,950 | 2,269 | 1,406 | 6,511 | 305 | 84 | 315 | 23,840 |
| *of which: personnel-related restructuring expenses[6]* | *34* | *4* | *23* | *16* | *208* | *0* | *0* | *286* |
| *of which: non-personnel-related restructuring expenses[6]* | *16* | *0* | *10* | *11* | *238* | *0* | *0* | *275* |
| *of which: restructuring expenses allocated from CC – Services[6]* | *209* | *43* | *33* | *166* | *(456)* | *3* | *3* | *0* |
| *of which: gain related to changes to the Swiss pension plan* | *(66)* | *(38)* | *(10)* | *(5)* | *(122)* | | | *(241)* |
| Operating expenses (adjusted) | 12,757 | 2,259 | 1,350 | 6,323 | 437 | 81 | 312 | 23,521 |
| *of which: net expenses for litigation, regulatory and similar matters[7]* | *256* | *(1)* | *0* | *(54)* | *5* | *0* | *69* | *275* |
| | | | | | | | | |
| Operating profit / (loss) before tax as reported | 3,990 | 1,953 | 451 | 1,639 | (818) | (693) | (150) | 6,373 |
| Operating profit / (loss) before tax (adjusted) | 4,082 | 1,604 | 508 | 1,826 | (737) | (690) | (148) | 6,445 |

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations; 2 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period; 3 Corporate Center Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units; 4 Related to Worldline acquisition of SIX Payment Services. Refer to the "Recent developments" section of the 4Q18 report for more information; 5 Related to the increase of stake in and consolidation of UBS Securities Co. Limited, China. Refer to the "Recent developments" section of the 4Q18 report for more information; 6 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018 for Global Wealth Management and Asset Management; 7 Reflects the net increase in / (release of) in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to "Provisions and contingent liabilities" in the "Consolidated financial information" section of the 4Q18 report for more information. Also includes recoveries from third parties of USD 29m for FY18

UBS

36

# Regional performance – 4Q18

| | | Americas | | Asia Pacific | | EMEA | | Switzerland | | Global | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 4Q17 | 4Q18 | 4Q17 | 4Q18 | 4Q17 | 4Q18 | 4Q17 | 4Q18 | 4Q17 | 4Q18 | 4Q17 | 4Q18 |
| Operating income | GWM | 2.3 | 2.3 | 0.5 | 0.5 | 0.9 | 0.9 | 0.4 | 0.4 | 0.0 | 0.0 | 4.1 | 4.1 |
| | P&C | - | - | - | - | - | - | 1.0 | 0.9 | - | - | 1.0 | 0.9 |
| | AM | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.2 | 0.2 | (0.0) | (0.0) | 0.5 | 0.5 |
| | IB | 0.7 | 0.6 | 0.5 | 0.3 | 0.4 | 0.5 | 0.1 | 0.2 | (0.0) | (0.0) | 1.7 | 1.5 |
| | CC | - | - | - | - | - | - | - | - | (0.3) | (0.2) | (0.3) | (0.2) |
| | Group | 3.0 | 3.0 | 1.2 | 0.9 | 1.4 | 1.4 | 1.7 | 1.7 | (0.3) | (0.3) | 7.0 | 6.8 |
| Operating expenses | GWM | 1.9 | 2.0 | 0.4 | 0.4 | 0.6 | 0.7 | 0.2 | 0.2 | 0.0 | 0.0 | 3.1 | 3.3 |
| | P&C | - | - | - | - | - | - | 0.6 | 0.6 | - | - | 0.6 | 0.6 |
| | AM | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.0 | 0.0 | 0.4 | 0.3 |
| | IB | 0.5 | 0.5 | 0.4 | 0.3 | 0.5 | 0.5 | 0.1 | 0.1 | 0.1 | 0.0 | 1.6 | 1.5 |
| | CC | - | - | - | - | - | - | - | - | 0.3 | 0.2 | 0.3 | 0.2 |
| | Group | 2.5 | 2.5 | 0.8 | 0.8 | 1.2 | 1.3 | 1.0 | 1.0 | 0.4 | 0.3 | 5.9 | 5.9 |
| Profit before tax | GWM | 0.3 | 0.4 | 0.2 | 0.1 | 0.3 | 0.1 | 0.2 | 0.2 | (0.0) | (0.0) | 1.0 | 0.8 |
| | P&C | - | - | - | - | - | - | 0.4 | 0.4 | - | - | 0.4 | 0.4 |
| | AM | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | (0.0) | (0.0) | 0.1 | 0.1 |
| | IB | 0.2 | 0.1 | 0.2 | (0.0) | (0.2) | (0.0) | 0.0 | 0.1 | (0.1) | (0.1) | 0.2 | 0.0 |
| | CC | - | - | - | - | - | - | - | - | (0.6) | (0.4) | (0.6) | (0.4) |
| | Group | 0.6 | 0.5 | 0.4 | 0.1 | 0.2 | 0.1 | 0.7 | 0.7 | (0.7) | (0.5) | 1.1 | 0.9 |

Numbers in USDbn and adjusted unless otherwise indicated. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

UBS

37

# Regional performance – FY18

| | | Americas | | Asia Pacific | | EMEA | | Switzerland | | Global | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | FY17 | FY18 | FY17 | FY18 | FY17 | FY18 | FY17 | FY18 | FY17 | FY18 | FY17 | FY18 |
| Operating income | GWM | 8.8 | 9.2 | 2.3 | 2.4 | 3.6 | 3.6 | 1.6 | 1.6 | 0.0 | (0.0) | 16.3 | 16.8 |
| | P&C | - | - | - | - | - | - | 3.9 | 3.9 | - | - | 3.9 | 3.9 |
| | AM | 0.5 | 0.5 | 0.4 | 0.4 | 0.4 | 0.3 | 0.7 | 0.7 | (0.1) | (0.1) | 1.9 | 1.9 |
| | IB | 2.8 | 3.0 | 2.1 | 2.2 | 2.1 | 2.3 | 0.8 | 0.8 | (0.1) | (0.1) | 7.7 | 8.1 |
| | CC | - | - | - | - | - | - | - | - | (0.5) | (0.7) | (0.5) | (0.7) |
| | Group | 12.1 | 12.8 | 4.8 | 5.0 | 6.1 | 6.3 | 7.0 | 6.9 | (0.6) | (0.9) | 29.3 | 30.0 |
| Operating expenses | GWM | 7.4 | 7.7 | 1.4 | 1.5 | 2.4 | 2.6 | 0.9 | 0.9 | 0.1 | 0.1 | 12.1 | 12.8 |
| | P&C | - | - | - | - | - | - | 2.2 | 2.3 | - | - | 2.2 | 2.3 |
| | AM | 0.4 | 0.4 | 0.3 | 0.3 | 0.3 | 0.3 | 0.4 | 0.4 | 0.0 | 0.0 | 1.4 | 1.3 |
| | IB | 2.1 | 2.2 | 1.5 | 1.6 | 2.0 | 2.1 | 0.5 | 0.5 | 0.0 | (0.0) | 6.1 | 6.3 |
| | CC | - | - | - | - | - | - | - | - | 1.2 | 0.8 | 1.2 | 0.8 |
| | Group | 9.9 | 10.3 | 3.2 | 3.4 | 4.6 | 4.9 | 4.1 | 4.1 | 1.3 | 0.9 | 23.1 | 23.5 |
| Profit before tax | GWM | 1.4 | 1.5 | 0.9 | 0.9 | 1.2 | 1.1 | 0.7 | 0.7 | (0.1) | (0.1) | 4.2 | 4.1 |
| | P&C | - | - | - | - | - | - | 1.7 | 1.6 | - | - | 1.7 | 1.6 |
| | AM | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.3 | 0.3 | (0.1) | (0.1) | 0.5 | 0.5 |
| | IB | 0.7 | 0.9 | 0.5 | 0.6 | 0.1 | 0.2 | 0.2 | 0.3 | (0.1) | (0.1) | 1.5 | 1.8 |
| | CC | - | - | - | - | - | - | - | - | (1.6) | (1.6) | (1.6) | (1.6) |
| | Group | 2.2 | 2.5 | 1.6 | 1.6 | 1.5 | 1.4 | 2.9 | 2.9 | (1.9) | (1.8) | 6.3 | 6.4 |

UBS

Numbers in USDbn and adjusted unless otherwise indicated. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

38

# Performance targets and ambitions 2019 – 2021

| | | Current performance | | Annual targets | | Ambitions | Capital/resource guidelines |
|---|---|---|---|---|---|---|---|
| | | FY18 | Pro-forma[1] | FY19 | FY19-21 | FY21 | FY19-21 |
| Group | Reported return on CET1 capital | 14% | | ~15% | | ~17% | |
| | Adjusted cost/income ratio | 78% | | ~77% | | ~72% | |
| | CET1 capital ratio | 13% | | | | | ~13% |
| | CET1 leverage ratio | 3.8% | | | | | ~3.7% |
| Global Wealth Management | Adjusted pre-tax profit growth | (2%) | | | 10-15%[2] | | |
| | Adjusted cost/income ratio | ~78% | ✓ | ~75% | | ~70% | |
| | Net new money growth | 1% | | | 2-4% | | |
| Personal & Corporate Banking (CHF) | Adjusted pre-tax profit growth | (7%) | | | 3-5%[2] | | |
| | Adjusted cost/income ratio | ~60% | ✓ | ~59% | | ~56% | |
| | Net interest margin | ~154 | ✓ | | 145-155bps | | |
| Asset Management | Adjusted pre-tax profit growth[3] | (1%) | | | ~10%[2] | | |
| | Adjusted cost/income ratio | ~74% | ✓ | ~72% | | ~68% | |
| | Net new money growth (excl. money markets) | 3% | | | 3-5% | | |
| Investment Bank | Adjusted return on attributed equity | ~13% | ✓ | | ~15%[2,4] | | |
| | Adjusted cost/income ratio | ~79% | ✓ | ~78% | | ~75% | |
| | RWA and LRD in relation to Group | 33%/28% | | | | | ~1/3 |

UBS

Numbers in USD unless otherwise indicated; 1 Pro-forma for new capital and P&L allocation frameworks; 2 Over the cycle; 3 Excluding the impact of business exits; 4 Repositioned from a minimum return to a performance target

39

Fourth quarter 2018  results

22 January 2019

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer  and  Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Martin Osinga (Investor Relations)

Slide 1 – Important information

Good morning. Martin Osinga from the Investor Relations team.  Welcome to our fourth quarter 2018 results presentation.

I'd like to remind you that today's call may include forward-looking statements. These statements represent the firm's belief regarding future events that, by their very nature, may be uncertain and outside of the firm's control. Our actual results and financial condition may vary materially from this belief.

Please see the important information slide and cautionary statements included in today's presentation on the discussion of risk factors in our annual report for a description of some of the factors that may affect our future results and financial condition.

I'll now hand over to Sergio.

Sergio P.  Ermotti

Slide 2 – 4Q18 net profit +33% to USD 696m

Thank you Martin, and good morning everyone. For those of you who don’t know, Caroline has been promoted to CFO of the Investment Bank so as you can hear, Martin is now in the hot seat.

As we told you in October, we changed our functional currency and we are reporting in US dollars for the first time today. The change will bring material benefits to our NII and improve our risk and capital management.

It required a lot of work behind the scenes, so a big thank-you to our colleagues who made it happen smoothly.

Now, on the quarter. You are well aware how tough market conditions were out there. Equity markets had one of the worst Q4 performances since the Great Depression. The convergence of macro-economic, geopolitical, and geo-economic concerns continued to negatively affect client sentiment, which along with negative seasonality factors had an impact on liquidity, creating a bitter cocktail.

As a consequence, both private and institutional client activity dropped significantly and much earlier than usual for a fourth quarter, and market conditions were very tense in the last two weeks of the year.

Despite this very challenging backdrop, we again showed the strength of our strategic choices and diversified franchise, delivering a resilient performance in the quarter.

PBT was up slightly to 862 million dollars, with a 4% reduction in expenses more than offsetting external revenue pressures. The various one-time income adjustments in both years largely cancelled each other out.

Our net profit increased by a third to around 700 million, adjusted for last year’s impairment related to the US corporate tax law changes.

Slide 3 – FY18 net profit +25% to USD 4.9bn

The fourth quarter closed what was a very successful year for us - our net profit increased by 25% to 4.9 billion. We again demonstrated our model's capacity to deliver under various market conditions in a year when nearly all asset classes had negative market performance.

In the first year of combined operations, Global Wealth Management reached a decade-high pre-tax profit of 4 billion, driven by record results in the net interest and recurring fee income.

The Investment Bank also had a particularly good year with pre-tax profit up 29%, supported by higher Equities and FRC results, while maintaining cost and resource discipline.

Personal & Corporate Banking delivered nearly two billion in earnings, helped by gains on the SIX – Worldline transaction, which mitigated NII headwinds.

Asset Management performance improved throughout the year helped by cost actions offsetting pressures on invested assets and the impact of previous year’s disinvestment. Net new money was 32 billion, a 4% growth rate, so far comparing very well with the industry.

Slide 4 – Delivering positive operating leverage

We delivered 3% positive operating leverage, and we increased revenues and reduced expenses.

Costs went down by 432 million despite higher technology spend and regulatory costs. Most of the gains were driven by continued curbing of restructuring expenses and lower litigation.

Reported cost/income ratio improved by 3 percentage points to 79%, and we remain committed to lowering it further.

Slide 5 – FY18 capital generation of 4.4bn

Our business model is geared towards high capital generation. We deliver attractive shareholder returns while maintaining a strong capital position and investing for growth.

In 2018 we accrued for a higher dividend and exceeded our share buy-back goal by 200 million francs.

At the same time, TLAC increased to over 84 billion dollars, and we meet our regulatory capital requirements a year ahead of their full implementation.

Slide 6 – CHF 0.70 dividend per share proposed, up 8%

We intend to propose an 8% increase in our dividend to 70 Rappen per share, consistent with our capital returns policy. Combined with the share buy-back of 750 million francs, our total pay-out ratio will reach 70%.

In 2019, we plan to repurchase shares worth up to 1 billion dollars.

Slide 7 – Uniquely positioned with leading franchises

The UBS franchise is unique. We are the only truly global wealth manager. Our business is diversified geographically and we are well positioned in the largest and fastest-growing markets.

More than half of our profits comes from asset-gathering businesses, and our Swiss business further contributes to the stability of our earnings.

Slide 8 – Delivered profits in a variety of market conditions

The strength of our franchise has clearly been on display over the last five years, a period during which we generated 19 billion in net profits.

As we put our legacy and restructuring issues behind us, adjusted and reported profits have been converging. Through increased operating profitability we were able to add to our capital and offer attractive shareholder returns, all while absorbing nearly 9 billion in regulatory and litigation costs.

Slide 9 – Balancing revenue, cost and capital efficiency

Now a familiar chart, as a reminder of our core philosophy and how we manage UBS for the long term.

Our goal is to be both cost and capital efficient. We do not look at cost efficiency in isolation, and I believe neither should you. It’s only half of the equation.

It is quite striking to see so many expert stakeholders comment on or compare our cost/income ratio to banks with completely different business models and far lower capital efficiency.

In addition, it's also misleading to look at our headcount developments without considering our total workforce, including the outsourced portion, where we've seen substantial reductions in the last year. Our insourcing program has and will result in savings and better risk management.

We are among the highest-valued banks in Europe, and already compare well to a number of US peers.

Actually, our 14.2% return on CET1 capital for the full year is very strong in absolute and relative terms.

But our sights are set higher. For us, being best-in-class means delivering returns in line with the best.

Slide 10 – Addressing market beta headwinds

At our Investor Update, we highlighted the alpha and beta assumptions underpinning our targets and ambitions. Our goal was to bring to your attention and to be transparent about the factors that we can and cannot control. We do not control the external environment, nor equity markets and interest rates. Clearly the starting point is different than it was last October, making this year’s journey towards our targets steeper.

However, as we all learned too well over the last few years, it’s too early to make any judgements on the entire year.

Of course this doesn't mean that we are sitting here, passively waiting for markets to improve. We are working on various levers to mitigate the lower beta contribution.

We have a range of cost and capital related management actions to run the bank in a “fuel saving” mode without compromising our long-term strategy.

Although we cannot and don't want to halt our investments, we can adjust the pace and relative priority. And in a slowdown, we can be more selective in our hiring plans.

In addition, having completed our legal entity transformation and related tech investments, we are now positioned to further optimize our capital and balance sheet.

Lastly, we have natural hedges in the business. Lower revenues mean lower pay, particularly in GWM, AM and the IB, which are most correlated to beta factors. On the capital side, a less supportive environment with muted client activity and lower risk appetite mean we utilize fewer resources.

All these actions will allow us to drive capital generation, maintain our shareholder returns capacity, and invest for growth.

Slide 11 – Continued execution momentum

I am happy with the progress we made on various initiatives last year, and we have listed some of the highlights here.

We have continued to make significant progress on a number of legacy litigation issues, including resolution of the two RMBS-related matters; the Trustee suit and the New York Attorney General investigation, along with the State AG Libor matter.

In the two most prominent open cases, we chose to defend the bank decisively in courts, in the best interest of shareholders. While the cases are ongoing, we believe our stakeholders now have a better understanding of why we have taken this route.

Looking forward, of course our aim is to always do better and to strengthen our competitive position. In that respect we compare ourselves against the best, both as a Group and across the business divisions.

Specifically, in areas like net new money, GWM can and should improve. While some regions showed positive developments, in the Americas where net new money was negative, we did better than our key competitors in terms of invested asset developments both on quarter-on-quarter and year-on-year basis. The overall results for the year are clearly not satisfactory. To meet our goals we need to intensify efforts to attract and retain a higher portion of our current and prospective clients’ assets

In the current environment, it's not only important to execute on the Group’s existing plans to deliver cost efficiency, but also to constantly look for new opportunities.

Likewise, we will continue to foster a culture of partnership across divisions to generate new revenues and even better serve our clients.

To summarize, we are taking commercial and responsible actions to mitigate the short-term impact of difficult markets and to execute on our long-term plans.

By looking at valuations in the banking sector, one could think markets expect a meaningful economic downturn. We don't see evidence to support such a negative scenario in our discussions with clients. Rather, the secular trends driving our ambitions and plans for the future, such as global wealth creation and the opening of financial markets in China, remain intact.

With this, I’ll hand over to Kirt for the Q4 results.

Kirt Gardner

Thank you, Sergio.  Good morning everyone.

Slide 12 – UBS Group AG results (consolidated)

My comments will compare year-on-year quarters and reference adjusted results in US dollars unless otherwise stated.

In the fourth quarter, we adjusted for restructuring expenses of 188 million and a net 190 million gain on the income side.

For the full year, we incurred restructuring expenses of 561 million.  That’s about a 630 million reduction from the restructuring charge in 2017.  We still expect around 200 million in 2019, with our reported and adjusted results further converging.

For our income adjustments, the 190 million included a 460 million valuation gain relating to the sale of SIX's Payment Services business to Worldline.  This gain was booked mainly in Personal & Corporate Banking, with some in Global Wealth Management.

Partly offsetting this, we had a remeasurement loss of 270 million booked in Corporate Center – Services, related to the consolidation of UBS Securities in China, following the increase in our stake to 51%.

Slide 13 – Global Wealth Management

The market environment made for a very challenging quarter for Global Wealth Management.  It was a tough end to an otherwise good year, with PBT for the quarter down 22%, or 14% excluding litigation.

Total operating income was down 2%, and I’ll take you through the components in a moment.  Costs increased by 5% due to higher expenses for litigation provisions and legal fees, as well as increased technology and risk control spend.  Compared to 3Q, we also saw higher costs related to seasonal items; for example, bank levies and marketing-related costs.  The cost/income ratio rose to 81%, and would have been 77% excluding litigation.

Loan balances were up versus the previous year, but net deleveraging from clients in Asia drove a contraction in lending during the fourth quarter.

Slide 14 – Global Wealth Management

Moving to revenues, net interest income was broadly stable, as 8% higher deposit revenue and a positive contribution from loans, along with some benefit from our currency change, were offset by higher funding costs and the expiry of a hedge portfolio in 4Q17.

Transaction-based income fell to the lowest level in a decade, with the largest reductions in the Americas and Asia Pacific.  The 23% drop in transaction income in Asia had a particularly significant impact on the region’s performance, as this revenue line makes up a large portion of APAC income.

Recurring net fee income was resilient, up versus last year, but down from the previous quarter, with an increase in the Americas offsetting declines in EMEA and Switzerland.

Slide 15 – Recurring net fee income

I want to give you a bit of context on this revenue line, but also as we look ahead into the first quarter of this year.

There is a time lag effect between invested assets and recurring fees, which is more pronounced in the Americas than elsewhere.  In the Americas, we typically bill based on the prior quarter-end balance, versus the prior month-end for the rest of the world.  Therefore, recurring fees will likely be down in 1Q, both quarter-on-quarter and year-on-year.

Slide 16 – Global Wealth Management

Moving to the regional view, we saw continued profit growth in the Americas, driven by higher recurring fees and net interest income.

Our other regions were more severely impacted by the market environment, as we saw greater market declines, and based on how we bill, as I just explained.

In APAC, where markets were down in the range of 20%, PBT was down nearly 40%, due to the lowest transaction revenues since 2011, as well as higher costs as we added 100 advisors and we continue to invest in China.

In EMEA, where markets declined 14% and geopolitical and geo-economic instability heightened, recurring and transaction-based revenues were down.  We also incurred higher litigation expenses and legal fees, as well as expenses related to bank levies and our acquisition in Luxembourg.  Within EMEA, our Emerging Markets business was more resilient, with PBT flat year-on-year.

Switzerland, where markets were down 10%, had a decline of 5% in recurring fees reflecting a similar drop in invested assets, while expenses were flat.

Ultra-high net worth performed well considering the market environment, capping off a very strong year.

In terms of global net new money, we saw 7.9 billion of outflows for the quarter, impacted by around 4 billion of deleveraging, outflows from net recruiting in the Americas and client moves in reaction to the adverse environment.

Slide 17 – FY18 net new money

As Sergio highlighted, our net new money results for the quarter and the full year are below expectations.  We remain confident in our ability to meet our target going forward, given expected wealth creation, our market-leading franchise and the actions we're taking.

Let me briefly review some of our plans for each region.

In the Americas, importantly, our invested asset growth is above peer average year-on-year and quarter-on-quarter.  Our net new money performance was impacted by outflows from net recruiting, partly offset by record inflows from our same store FAs, consistent with our strategy.  We have taken steps to improve the net recruiting side of the equation.  In addition, we are particularly excited about our unified coverage model in LatAm, the launch of our accelerated strategy to grow the Global Family Office and ultra-high net worth segments, as well as capturing opportunities in the affluent and lower end of the high net worth segment through our Advice Advantage offering.

In APAC, we remain confident in our ability to continue to gain an increased share of new wealth creation, as we hire additional client advisors, intensify our focus on lending, and build out China onshore.

In EMEA, we are establishing dedicated teams with specialized skills to capitalize on clients' liquidity events.

In Switzerland, we expect to grow share of wallet and attract new clients, with an increased focus on entrepreneurs and executives.

Slide 18 – Personal & Corporate Banking

PBT in our Personal and Corporate business was down 13% to 373 million Swiss francs from the previous year.

Operating income was down 6%, driven by lower transaction-based income and higher CLEs.

In interest income, we continue to improve our product result, offsetting headwinds from higher funding costs, the expiry of a hedge portfolio, and negative interest rates.  4Q NII was the highest quarter during 2018, and flat year-on-year.  Recurring revenue continues to be very stable.  Transaction-based income decreased due to lower fees from our corporate business, as well as the reclassification of certain expenses to the income line from 1Q18.

We booked 17 million in credit loss expenses, primarily related to a number of smaller corporate loan impairments.

Expenses were broadly flat, as higher investments in digitization were offset by the reclassification that I referenced, as well as good cost control across other expense lines.

Business momentum continues to be strong and annualized net new business volume growth was 2.2%.  For the full year, growth was 4.2%, the highest level on record.

Slide 19 – Asset Management

Asset Management had a very good quarter, with PBT up 15% to 134 million dollars.  Operating income was down slightly against a 7% decrease in expenses, mostly driven by cost actions we took in the second quarter.

Net management fees were resilient in a tough market environment.

Performance fees increased slightly versus the prior-year as higher fees from our hedge fund businesses and real estate & private markets were largely offset by a decrease in Equities.

Invested assets decreased to 781 billion, down 2% from the prior year and 6% sequentially.  We’d expect some headwind to net management fees in the first quarter of 2019, given the lower starting point for invested assets.

For full-year net new money including money markets was 32 billion, a 4% growth rate in a tough year for the industry.

Slide 20 – Investment Bank

Moving to the IB, we've had a very strong full year despite a difficult final quarter.  PBT for the fourth quarter was 26 million.  Markets were challenging, especially towards the end of the quarter, with correlated volatility across equity indices, widening credit spreads, and a general lack of liquidity.  Given this backdrop, we saw a sharp fall in client activity levels.

Unsurprisingly, many deals were postponed in CCS.  Revenues were down 29%, mainly driven by a decrease in ECM.  ECM public market revenues were down roughly in line with the market; however, we had a significant reduction on the private side.  Advisory was down 21%, driven by lower revenue in APAC as 4Q included a large transaction, and lower private transaction fees globally.  Nonetheless, we gained share in equity, debt, and leveraged capital markets.

Equities revenues declined by 10% with decreases in all products, mainly driven by lower client activity.  With the increase in correlation and higher market volatility, conditions were adverse to new structured product transactions, particularly in APAC, where we have a relatively larger franchise versus our peers.  However, Cash Equities in the Americas performed well, on higher volumes.

FRC had a better quarter with revenues up 14% driven by FX, which is where we’re overweight, partly offset by a subdued Credit performance.  As we mentioned at our Investor Update, when credit spreads tighten, our Fixed Income-heavy peers have the potential for larger revenue upside, but in more adverse market conditions like the ones we’ve seen in the last quarter, our capital-light FRC model should outperform. And that’s pretty much what we’ve seen to-date.

Costs were down 3%, mostly on lower personnel expenses.

RWAs were up, related to higher volatility, while LRD decreased, reflecting lower client activity and market trends.

Slide 21 – Corporate Center

The Corporate Center retained loss improved overall.

Corporate – Services’ retained P&L was affected by higher funding costs for balance sheet assets.

The Group ALM loss improved, mainly as a result of increased allocations and more favorable market spreads.

Non-core and Legacy Portfolio posted a loss of 93 million, a more normalized level than in the past two quarters, as we no longer benefited from positive marks on our remaining asset rate securities.  Given that NCL has been substantially downsized and – apart from litigation – represents a diminishing drag on our earnings, we will fold the remainder into the new combined Corporate Center perimeter from 1Q18 [edit: 1Q19], and no longer report NCL as a separate segment.

As a reminder, we will allocate about 700 million of current retained losses, along with additional equity of approximately 7.5 billion to the business divisions beginning this quarter.  With this equity push-out, we will be in line with best peer practice.

Slide 22 – Corporate Center – Services

For the full year, total Corporate Center costs before allocations were down 2% on a reported basis, while increasing our investments in technology and absorbing higher risk control costs.

The overall reduction was driven by benefits from previously executed programs and continued cost discipline during the year.  We also benefited from cumulative reductions in our legacy litigation portfolio, including the progress this year that Sergio referenced.

While I show the 122 million benefit from changes in the Swiss pension plan as a one-off benefit, it's important to note that this was the result of deliberate management action to respond to market and other factors related to our pension plan.

Slide 23 – Changes to deferred tax assets methodology

As we announced in October, we have implemented certain changes on the tax side, which should reduce the volatility in our tax line.

There are a couple of moving parts in these changes, but the main driver is that we have eliminated the 7-year DTA remeasurement period for our US tax losses.  Instead, we have recognized the DTAs in our US intermediate holding company tax group through to their maturity in 2028, and we will start amortizing these from the first quarter 2019.

This change triggered a net 275 million tax benefit for the fourth quarter, which was neutral to CET1 capital.

We expect our corporate tax rate to be around 25%, with a cash tax rate of around 14%.  Our US profits will continue to be shielded from federal – as well as most state and local – cash taxes through 2028.

Slide 24 – Balance sheet assets

We wanted to highlight one of the core strengths and a fundamental part of our strategy: the high quality, low risk profile of our balance sheet.

226 or 24% of our 958 billion balance sheet is cash and high quality liquid assets and other liquidity buffers.  Our non-cash balance is underpinned by 84 billion in TLAC, or an 11% ratio.

337 billion is our loan portfolio, of which about 50% in mortgages, mainly in Switzerland.  Our Swiss mortgage book has an average loan to value ratio below 60%, and, even with a 20% decrease in Swiss house prices, 99.7% of single- and multi-family homes would still be covered.  A third of our mortgage portfolio is with Global Wealth Management clients.  Around 40% is Lombard loans , with around 50% average LTV and where we have seen virtually no losses over the last five years.  Less than 10%, or around 30 billion is corporate and institutional client loans, of which half is collateralized and the vast majority of the remaining unsecured exposure is investment grade.  Average cost of credit over the last 5 years has been less than 3 basis points across the entire lending book.  Provisions on the total portfolio is only 33 basis points, including the impact of IFRS 9.

104 billion or 11% is our trading portfolio, which only generates 10 million of management VaR.  The vast majority in the IB, or about 85 billion is held as collateral or hedges of client trades; therefore, we have limited exposure to market risk on these assets.  Of the remaining 14 billion in the IB, 6 billion is developed market government bonds, and 2 billion in investment grade corporate bonds.  The around 5 billion in Group ALM is mostly UK government bonds and US Treasury bills.  Only 1.9% of our total trading portfolio is in Level 3 assets.

126 billion is derivatives positive replacement values, with a minimal amount in Level 3 assets.  Under US GAAP, this would be netted down to around 16bn.  Most of the uncollateralized exposure is with investment-grade counterparties and in part driven by counterparties with non-nettable agreements, which are typically with governments, pension funds and insurance companies.

We remain confident that we are well positioned should an adverse change in the environment materialize.

Slide 25 – Leveraged finance

Considering all the attention recently on leveraged finance, I'll provide a brief overview of our business.

We operate our leveraged finance business in the same way as we do the rest of the Investment Bank: strictly adhering to our return hurdles and our risk appetite, competing selectively where we can add value beyond just committing balance sheet, and with an eye to how we would fare under stress.

We have oriented our origination and deal acceptance criteria to maintain high balance sheet velocity.  In 2018, we supported our clients through 94 billion of trades.  At the same time, we managed our take-and-hold book down, as we deem it sufficiently late in the cycle to want to be cautious, while continuing to take appropriate risk.

Slide 26 – Capital and leverage ratios

Our capital position remains strong, with our CET1, going concern and gone concern capital ratios above the 2020 requirements.

Slide 27 – Key messages

To close – considering the market conditions, we had a very resilient fourth quarter, that hasn't diluted the progress we made in the first nine months of the year.

For the full year, we generated strong results and capital returns, reflecting our unique and diversified business model.

Looking ahead, there are areas where we can improve further, and we have clear actions to execute on these opportunities.  While we're managing UBS for the long term, we will take all necessary actions to mitigate short-term fluctuations to deliver attractive shareholder returns while investing for growth.

With that, Sergio and I are happy to take your questions.

Analyst Q&A (CEO and CFO)

Jeremy Sigee, Exane BNP Paribas
Morning, thank you very much, I was going to ask two questions about wealth management please. Both on aspects that were a little bit disappointing in the quarter. So the first one was about the outflows. I wonder if you could talk more about that, and specifically, you know, the ultra-high net worth outflows. Were they all in Switzerland? And a bit more about what the other sources of outflows were. You mentioned Asia and deleveraging, but clearly something else is hurting sort of in Switzerland. If you could talk more about that. And then the second question still in wealth management: The cost line looked a little heavy to me, even taking out the litigation. It’s up about 18 million year-on-year without that. I wondered if you could talk about what the underlying cost increases are in wealth management and whether some of that can be taken out again in response to this weaker revenue environment.

Kirt Gardner
Ah yes, Jeremy, thank you for your question. I guess as both Sergio and I highlighted, it was a very difficult quarter of course for net new money. Overall, I provided some color in my comments, but I would just add that if you look at the two areas where we had net outflows, the Americas as I mentioned, really was net recruiting and that’s consistent with our strategy – also, as I highlighted, we had growth year on year, quarter on quarter in invested assets, which is critical. Switzerland, a bit more unusual, and that was clearly impacted by one large outflow. Overall, if you look Switzerland, the fact that we’re up 1.5% for the year we still feel very comfortable that we’re going to consolidate and take share going forward. I would also highlight for the full year, Asia-Pacific, despite rather neutral, slightly positive for the quarter, we were still up 4.5% growth for Asia-Pacific for the full year, and we’re pretty comfortable that we’re going to continue to consolidate and take share in that region.

Global high net worth, certainly the outflows for the quarter were impacted by Switzerland – but also there were impacts across the Americas and Asia-Pacific.

Moving to your second question regarding the cost line, I would really just highlight for the quarter, if you look at the 4th quarter, it is really important to note that we do have seasonal effects. And in the fourth quarter for Global Wealth Management, we have bank levies, we also have increased marketing costs, I mentioned the fact that we had a cost related to our acquisition in Luxembourg.

And also apart from legal provision, we also saw heightened legal expenses, legal fee expenses overall for the quarter. I think if you were to adjust for all of those, you would find actually that year on year expense trajectory to be quite favorable. And I would also note that during the investor day, we indicated that we were targeting a 100 million in run-rate saves for this year. We’ve actually overachieved. We’ve delivered 125. And I would also note that we indicated we were targeting 250 million of saves as we continue to execute on those programs next year. And we feel comfortable we’ll deliver on those as well.

Jeremy Sigee
Ok, thank you.

Andrew Stimpson, Bank of America
Morning everyone, first one is going to be on gross margins, and then the second one on the buy-back. On gross margins, I’m just trying to get the picture here on the behavior of clients when markets have dropped like this. You’ve been doing very well selling the mandates that penetration continues to increase. But I’m just wondering, you know, most of the increase in those mandates have come when markets have been very good. We’ve now had a quarter when markets have been bad and then they’ve come back strongly so far this year. But should we be expecting any pricing pressure to come through this, as clients see that they’ve been sold these slightly more expensive products, but which would inevitably have negative returns. I am just wondering how those conversations go with the advisors.

And then secondly on the buy-back, you said up to 1 billion dollars. I just want to clarify if that is a hard ceiling you won’t be going above 1 billion dollars, or I just want to clarify exactly what that language meant, please. Thank you.

Sergio Ermotti
Thank you, Andrew. I mean, when you look at growth margin, I think of course, as we showed, the trend in terms of mandate penetration and lending penetration and NII developments were quite favorable, I don’t think that we’ve been observing in the last few years, and don’t see at this point in time any indication of clients backing away from mandates, for the reason you mentioned. I think what we saw or we can see is more of a prudent asset allocation within mandates. In that sense, it depends how things develop. You raised the fourth quarter. I think that I have to say, we really have to look in a more balanced way what happened in the last couple of months. This is not the end of the world. Last year, at this point in time, everybody, probably including yourself, were overly enthusiastic about the outlook for the year and for the quarter, only to find ourselves with a more challenging environment – so it is way too early to call for a trend for the full year. And of course we’re going to look at ways to mitigate any potential headwinds. But I don’t see that the margins being under pressure for the reasons you mentioned. Margins are under pressure because we have lower risk appetite by clients deleveraging.

That is mainly reflected in our transaction line.

On share buy-back, Andrew, the language is a cut-and-paste of last year language. I think I don’t need to tell you anything more and we also show very well at investor day and today the meaning of the arrows that goes inside and outside the buy-back target box. More than that, I can’t help you.

Andrew Stimpson
Perfect, I understand, very clear, thank you.

Stefan Stalmann, Autonomous Research
Good morning, gentlemen. Two questions from my side, please. The first one relates to Slide 10, where you outline potential countermeasures if markets remain weak. Could you provide any numbers around this? And maybe specifically, is this more targeted at achieving your cost/income ratio target for the year of 77%, or is it more about avoiding a further deterioration from the level that we have seen in 2018, which was about 78.5% adjusted cost/income ratio.

And the second question relates to your market-risk weighted assets, which had another quarter where they went up quite substantially Could you shed any further light on what exactly drove this, maybe via business line or geography or were there deflected stress VaR multipliers, etc.? And do you expect this to revert back again in more normal quarters please? Thank you, very much.

Kirt Gardner
Yes, thank you, Stefan. In terms, as Sergio referred to on Slide 10, naturally when we see market disruptions and we see the adverse impact of what we saw in the fourth quarter, we look for actions that we can take to help mitigate those. Sergio outlined both on the efficiencies as well on the capital side, it’s very clear that there are specific actions that are available to us, and we’re actually busy implementing those. I wouldn’t specify any particular numbers around that. What I would indicate, though, clearly, and also as Sergio mentioned, is while the path to our targets has steepened – it is too early to call to have any change to the targets for the full year and we remain focused on those targets we communicated at the Investor Day.

In terms of RWA, the increase was really driven by the investment bank. It was higher levels of volatility, particularly, in regulatory and managed VaR at the end of the quarter. It’s not unlike what we saw in the first quarter last year, when we saw heightened levels of volatility and increase in RWA. And also, I think it would be very consistent if you look at what US peers reported. They had substantial increases, most of them, in their overall market risk VaR that they reported. So this is very consistent, I think, with what we’re going to see in the industry.

Stefan Stalmann
Great. Thank you.

Benjamin Goy, Deutsche Bank
Yes, hi, good morning. Two questions, please. The first one, on your cash tax rate. Just wondering whether the change versus the October Investor Day is essentially just a lower profit outlook for the U.S., or is there anything else behind it? And the second is also on your market risk. Is there any intention to bring down VaR? Because, I mean, of course this was an unfavorable quarter but could see the sustained volatility here, thank you.

Kirt Gardner
Yes, Benjamin, in terms of your first question – the slight change and the mix between cash and non-cash in our tax rate was really just as a consequence of completing all the rather significant actions that we took in the fourth quarter around remeasurement and some other tax-planning steps. And when everything settled, then we just reassessed our tax rate there was a slight change to the estimate that we had during investor day.

In terms of market risk, this is really market-driven, you should know that despite the very significant volatility, our management VaR in the IB was still only 10. So still very, very low.

Sergio Ermotti
I don’t know really, I think that there is a little bit of, let’s remember that our guideline around capital is around 13% and our binding constraints for the next couple of years is leverage ratio. So, any over-focus on 2 or 3 billion variants of risk-weighted assets on CET1 is not aligned with what we have been telling you and also our capital planning process, and efficiency processes.

Benjamin Goy
Ok, thank you very much.

Amit Goel, Barclays
Hi. Thank you, would you mind giving a bit more color in terms of how at the start of Q1 has been, in terms of some of the trends of Q4 will feed in to Q1, as you highlight in terms of the better market levels and so forth – how much the weakness has potentially reversed so far?

That was my first question. And to be honest my second question was on the cash tax rate, that has already been answered.

Sergio Ermotti
As you know, we don’t really like to comment on quarters, particularly after 3 weeks, considering the volatility we have been experiencing in the last few years, on a intra-month and intra-quarter basis, but of course you know we all can see the developments in asset classes performance since the beginning of the year, which have a positive impact to sentiment. Although the investor sentiment conviction level has been hurt. People, some people out there are still quite concerned about the developments. I would say that when we look at year-on-year performance, we should always remind that we had a spectacular January, I would say, in the industry.

And last year we had a more muted development in February and March. So to call the environment at this point in time is way too early. As I said before, that doesn’t mean we are implying things are going to normalise on their own, we are really taking proactive actions to see how we can be ahead of the curve, should the situation continue to be the one that we saw in the last part of the year.

Amit Goel
Thank you.

Magdalena Stoklosa, Morgan Stanley
Thank you very much, good morning. I’ve got two questions. One about the equity business in particular, and the second about the development of the net interest income.

So on the equity business side, could you give us the context for the quarterly performance. I am looking at the Slide, I think it was Slide 20, and then I was just wondering how the fourth quarter looked in terms of the business lines, and also kind of geographical mix. You commented a little bit about the Americas and EMEA, but I’m just curious to hear how the quarter actually looked like in Asia, and what would be the potential read across.

And my second question is about net interest income. We saw a very steady development across this year. And again, how shall we think about it in 2019 in terms of the loans, in terms of spreads, margins, and also, if you could give us a sense of what should we be aware of in terms of the NSFR, which is likely to be clarified for you by the end of 2019. What would be the impact on the cost of funds? Your preliminary thoughts. Thank you very much.

Kirt Gardner
Yes, in terms of the equity business overall, if you look across on a product basis, we saw a much sharper drop in derivatives – and that’s really reflective of what I meant, and it is the fact that we saw increased levels of correlation as we went through the quarter. And with increased levels of correlation, of course, structured products become less attractive, and that was very, very pronounced in Asia-Pacific, where we tend to have a disproportionate share of that business versus our peers. So as you might expect, we therefore also on a regional basis, we saw a sharp drop in Asia which impacted our overall equity results. Conversely, our Cash business held up quite well, held up better, was still down overall, but in the Americas we were up, so we had a good Cash overall result. And our brokerage business was down slightly, again due to the fact that we saw a fall-off in overall activity levels. On the net interest income side, clearly we expect some of the same dynamics that we saw during the year.

As you know, we announced very focused plans on growing our banking books, we’re very focused on growing our loans as well as re-energizing our deposit growths. That should provide us with some tailwind as we go through the year. In addition to that, the U.S. rate environment is still favorable to our book overall, although I would note that with the last Fed raise, given the fact we saw an inverted yield curve, it didn’t provide any further immediate help. In addition to that, I would also mention that we continue face headwinds of course on euro rates, Swiss rates, and we don’t see any relief there.

In terms of NSFR, given that the Swiss authorities are still determining what the final rules are going to be around NSFR, it’s too early to call whether it’s going to have any kind of impact for us overall.

What we are confident though is whatever we end up with in Switzerland will be very consistent with international standards, and so from that perspective we expect to see a level playing field.

Magdalena Stoklosa
Thank you.

Kirt Gardner
And I should say, welcome back!

Magdalena Stoklosa
Thanks very much.

Andrew Coombs, CitiGroup
Good morning, I would like to follow up on Stefan’s two questions please. So firstly, on the market risk weighted assets, when we look at the one-day average management VaR, it’s only moved 9-11 million Q on Q, and yet your market RWA has gone from 11.5 to 20 billion, which would seem to suggest that it’s actually a multiplier that is driving that. And yet there doesn’t seem to be a change in the multiplier based on back-testing exception). So could you elaborate in exactly how much of the increase in the market RWA is directly due to VaR, how much is other factors… It’s important for us when we’re thinking of that movement into 1Q19 and beyond.

And the second question, a more strategic question, again coming back to this point of alpha and beta factors, and the ability to be able to mitigate beta factors. At Investor Day, you gave a great slide showing the walk on the cost/income ratio. You said 78% cost/income in 3Q18, you would accept 9% revenue improvement offset by 3% on performance based compensation, and then a flat fix cost base. That 9%/3% ratio, should we think of that as being the key link here. So if you took out 4.5 of the beta factor you’ve assumed, does this mean you can only assume a 1.5 offset in the performance-based compensation, or would you hope to do better than that?

Kirt Gardner
Yes, Andrew, on the market risk RWA, firstly you can’t read just from looking at management VaR to see what drove the increase. The increase was driven much more by stressed VaR and regulatory VaR. Now overall, if you look at the total increase, apart from the impact of general market volatility factors which fed the stressed and the regulatory VaR increases. We also had some increases related to some methodology and some model changes that were agreed, particularly in risk and not in VaR, those were around 2 billion. We’ll get back to you with the specific break-out, so it’s not all just driven by market factors.

Sergio Ermotti
Yes, but Kirt, I would probably add that if you go back to Q1 18, you remember the kind of behaviors we had on VaR, and the normalization you saw on Q2. So the story tells you a little bit of the fact, of why, I don’t think that we have so much diversification in our business, so we have higher fluctuation, which tends to re-converge back in the following quarter as soon as markets are normalized. If you look at what happened in Q4 in terms of volatility, it is what you should expect from our business, honestly. So I am always puzzled by seeing how people don’t understand yet how our business is positioned and the diversification element that is missing is always translated into a late effect on reg and stressed VaR.

Kirt Gardner
Yes, absolutely, we would expect to see normalization, and frankly our outlook for RWA overall for the year has not changed.

Andrew Coombs
Your look-back period is 250 business days, but you seem to imply that there is a higher weighting on the last quarter? Is that fair?

Kirt Gardner
Well, if you look at the way stress VaR behaves, and also regulatory VaR, particularly stressed VaR, that actually bounces back or deteriorates much more quickly, it’s much more sensitive to more recent volatility factors.

Andrew Coombs
Very clear.

Kirt Gardner

From the cost income side, your map mathematically actually is spot-on, but you know, naturally of course, as Sergio outlined, on the alpha side, clearly if we see that the beta factors are less attractive, we’ll look to do more on the alpha side. And potentially in down market conditions, there is opportunity for example to consolidate wallet share, for us to find other opportunities in the market that maybe our competitors would actually not have access to because of their relative size or the relative strength of their capital or their credit standing. So the way it actually pans out is not going to be purely mathematic. You have to insert what we do as a management team to rebalance that mix going forward.

Andrew Coombs
Thank you.

Jon Peace, Credit Suisse
Thank you, my first question is on the net new money. After you saw the outflows in the second quarter of last year, you expressed confidence because you had some visibility of a recovery as you went into July so I was wondering whether your confidence in the targets for this year reflects what you’re seeing through January; i.e., a more normalized pace of inflows. I appreciate that can be quite lumpy.

And the second question was on the corporate client solutions business. Your U.S. competitors like to talk about a pipeline of activity. How do you see your pipeline at the moment, relative to last quarter and last year? Thank you.

Sergio Ermotti
Thanks, Jon. I think after two weeks or three weeks in January, it is too early to call the trend for net new money. I think we are in any case not overly paranoid about quarterly performance on net new money. I think that the year performance is what matters. And I think it was quite clear that you know, our confidence in respect of the plans we have together and the secular trends supporting our ambitions and competitive positions supporting our ambitions are intact, and we can and should do better on net new money. So I think the numbers are what they are. We didn’t take actions to go out and show better new money even if it’s not economically sustainable, it is what it is. But it’s not an excuse.

Now, as Kirt explained very well in his chart, the picture is a mixed one. Because if you look at Asia, Switzerland and Europe, we have an okay picture – I think that is not at the top of what we could expect in a better environment, but you know, 5% in Asia and 1.5% in Switzerland on a year-on-year basis are quite solid results. The disappointing result is coming from the U.S. There, I like to, you know, this is our choice and we stick to our choice of transparency: We are the only firm reporting net new money and so the only proxy you have to really measure ourselves is the absolute numbers which again we have to do better and we can do better, through different actions, but also we have to look at the relative performance and when I look at invested assets as a proxy for that it tells you a clear story on net new money, the implied net new money means that we have been doing better than our key peers during the full year. So this is not an idiosyncratic UBS situation; there is a change in behaviors, by the way, it is quite interesting because in our survey with clients in Q4 we observed a record high level of cash balances with US clients at 24% so you can imagine, 24% cash balances with US wealth investors is a quite striking high number. And this is what is going on so people may have a tendency to take the money outside the wealth management system in the banking not only UBS, and go for other asset classes outside. So that is a little bit developments we have plans to increase our GFO and ultra presence in the US, we plan to increase our share of wallet with US persons outside the US, so we will take actions to really go back into our trajectory of growth but in the meantime we have also to take acknowledge that the market conditions out there are very unfavorable. In addition to that, the usual third that comes through net new money through lending wasn’t there for the full year. And particularly in Q4, where we saw a degree of deleveraging.

Pipeline issue that you know I think that we don’t want to go through but we had a substantial number of deals that were pulled in Q4. I think that the problem is not the pipeline. The problem is not the mandate, the problem is the market environment to execute the mandates so I feel pretty convinced and comfortable that we have a solid approach and solid, you know, penetration of potential mandates but of course Q4 was totally not constructive for any kind of transaction and hopefully as the situation normalizes in the near future we will be able to execute.

Jon Peace
That’s great, thank you.

Anke Reingen, Royal Bank of Canada
Thank you very much. Just two follow-up questions. Firstly, on the market risk RWA given your comments is it fair to assume that we will have come back again looking at the trends seen Q2/Q1 last year as well and I am sorry, coming back on the cost/income ratio: so how strong is your commitment on delivering it, because obviously you said it is too early to say, seeing investment opportunities is not the right way to look at it but I mean then you say how it is too early to confirm, so how strong is your commitment? Thank you very much

Sergio Ermotti
Anke, thanks for the question, I think that we answered already really three times the question on risk-weighted assets for market risk so unless you really have a more precise question I think that I would refer to that.

On cost/income ratio, of course we are very committed to execute our absolute cost savings. Cost/income ratio is a function of many other factors we will take, as I say execution on the existing plan, we are very focused as time goes by always there are changes and searching for new opportunities both strategic and tactical to respond to market conditions. And at this time, I can only look at this one as a reference point, I know that you understand that it is… you can’t took in isolation cost/income ratio – I try to re-emphasize that the issue that cost/income ratio is an important metric but it is not the one that we can be overly obsessed because you know, fixing cost/income ratio as a cost of capital returns is not the way to address the issue so we really work on absolute costs, both strategically and tactically and also as I mentioned there are levers that we can put outside fixed costs and variable costs that goes into optimization of capital and consumption of capital which, as, for us is also very important because we want to continue to sustain our capital return objectives and targets and therefore for we have different levers to play around.

Anke Reingen
Ok thank you

Jernej Omahen from Goldman Sachs
Yeah, good morning from my side as well. I have two questions:

One is a follow up on your commentary on your equities business and the other one is on the deleveraging on the private wealth management operation. So can I just ask on Equities, so Kirt I think you talked about weakness in Asia and in the Derivatives business within Asia, but over the past two or three years, I think UBS was the only European bank which kept pace in Equities with the US banks. This quarter, US is up 6, UBS is down 10 in Equities, I mean this almost looks like bad trading, bad inventory management in one portion of your Equities business, so the first question is this, so is the extent of under-performance versus the US a function of decreased client engagement you reckon? Or a function of managing your inventory?

And the second question I have is I was looking, we were looking at the supplement on page 4, on the point that there was deleveraging in the private wealth business so as you point out there was a 4 billion reduction in loans. Can I ask, I mean this reduction, are these margin calls that are being triggered in your Asian operation, or is this just essentially people extinguishing loans, Lombard loans, preemptively, and I was just wondering so if we look at the breakdown of the outflows in Asia I think 2.8 billion of the net new money outflow is due to redemption or contraction of Lombard loans which basically means you still had a fair chunk of net new money outflows even without that. Can you just shed some light on that? So how this breaks down and what is driving the Lombard loan reduction and what is driving just essentially the plain vanilla asset outflow? Thank you very much.

Sergio Ermotti
Thank you Jernej. I always like your very pointed question and absolute statements, you know, I’d like to understand where you see the US peers being up 6% on year-on-year in equities and on a quarter basis because I have in front of me a table saying down 17, down 11, down 16, one is up 7 and another one is down 4%. Then I would add that in any case, as Kirt well explained, we have a business that is more skewed towards Asia and you know I think that he also explained very well the performance of the hit in business activity and the increase of correlation on the structured side of the equation. So overall I would say our strong performance for the year seems to indicate, you know, a somehow expected outcome delivering our business that is skewed to more towards Europe and Asia than it is to our US peers. But maybe I am missing something

(inaudible)

Jernej Omahen
Can I add something? So I think that the numbers that you read out are sequential figures in Equities, yeah, I am looking at the five biggest US banks year-on-year Equities, yeah, were up 6%. Right, the numbers are +11, -4, +2, 0 and +17. But sequentially you are right, yeah?

Sergio Ermotti
ok so but in any case…

Jernej Omahen
My question, so my question is this: US banks year-on-year are up 6, UBS is down 10…

Sergio Ermotti
Right

Jernej Omahen
.. which is the first time this has happened over the last two years so I am just wondering whether that is a one-off and we can expect that back or whether there is something else?

Sergio Ermotti
Yes I think that, you know, Kirt explained very well what happened in our Equities business and we are not trying to do victory laps and extrapolating numbers like saying ‘our FRC number is up 14% year-on-year and compared to the industry trend so we are not trying to extrapolate, one quarter doesn’t make the full year and doesn’t make the future so we have to put things in perspective but to answer your question, no, it is a clear convergence of market factors, client activity skewed towards APAC where we have a bigger presence, you know putting this quarterly performance into different lights, you know, I’m comfortable that there is nothing strategic and structural that we should look into it for the future.

Kirt Gardner
So Jernej, in terms of your second question, I think naturally when you see the falls in the market of the magnitude that we saw on the fourth quarter and in the case of Asia Pacific actually it has been more trending full year but roughly speaking, it stayed kind of a mid-point but the Asian markets, predominantly driven by North Asia down around 20%, that does a couple of things, firstly, it leads clients to have less conviction and the overall return profile going forward and therefore less willing to pay for leverage so they pay down their loans and in the second case it, it does as they see an overall reduction it does impact their overall margin levels so the deleveraging was much less driven by margin calls and was much more driven by initiative in actions that our clients took to reposition their overall investment portfolios.

Jernej Omahen
That is very helpful, thank you.

Kian Abouhossein with JP Morgan
Yes, hi, I have two questions. The first question is related again to the outlook. On page one Sergio indicates normal, normalization markets early in 2019 so should we see the current environment so far, and I know it is very early in the quarter but so far, very similar to what we normally see every first quarter i.e., a very strong start to the year etc., etc., and in that context, I’m trying to understand the first, fourth quarter, is this just an unusual environment that we saw in December especially the second half of December which dislocated the P&L for most of the banks, including yourself to some extent or is this deleveraging / lower activity level really more what you see more of a cyclical trend, an ongoing trend, and I am not exactly sure how to interpret generally not just you but other banks’ fourth quarter and if you could maybe shed a little bit of light how the month has progressed in the fourth quarter without clearly giving a lot of data but if you can put a little bit of light on how this dislocation how this lower number actually came into place both on WM and on the IB.

And then the second question is related to your plan, your three-year plan of 70 billion additional assets in the ultra-high net worth space, and you talked a lot about at the Investor Day about the U.S. expansion or U.S. client base expansion, I should say. Can you discuss a little bit what set-up you have now, and if there has any progress been done, and how is that shaping up considering a more difficult market condition?

Sergio Ermotti
Thank, you Kian, as I mentioned before, first of all, let me tackle a little bit the Q4 question – I think that is not a subjective or personal interpretation of what happened. I think if you look you know at different statistics, published by, even outside observers, the deterioration of market levels across all asset classes, which was you know meaningful when you look at 2018, I’ve been seeing reports talking about 90% of asset classes in the market out there being down on a year-on-year basis, it’s quite extraordinary. I think if you look at what happened in December, must be the worst month since the Great Depression in terms of market performance – so then what I would add, before December – which December had two kinds of characteristics – I would say, you know, the second half, I mean very dramatic market conditions, with a lot of underlying market volatility, supported by almost no volume. And business activity. The second one is to say what I would call the early Christmas and early seasonality effect – I mean usually you see seasonality coming in in the second half of December, to be honest, I think we observed seasonality this year in the early part of November. October was a decent month, was a good month, and in November we started really to see this convergence of concerns by investors and the market both. And again, quite a different pattern compared to the last few quarters where you would see more volume and business coming through institutional channels than you would see from wealth management clients as reflected in our transaction line. We have seen a de-facto holiday mood coming already into November.

And when those discussions about the geopolitical, geo-economic issues, trade tensions, Brexit, things that goes on in Europe between France and Italy and so on, have been causing even more concerns with investors. When I look at, as I mentioned before, when I look at the first quarter this year, it’s really way too early Kian to make a call, because one can only say that of course when you look at a year-on-year basis, it’s quite clear that the picture for January cannot be as good as we had it before. Maybe if you go back in the time series ‘16 and ‘17, you will see something more close to what we are experiencing in January. But last year, remember that February and March were not up to the level of January, therefore we need to wait and see how to determine how the quarter will play. It’s absolutely clear that a resolution of few of these outstanding items – being trade tensions, geopolitical tensions, what’s going on with Brexit – needs to be resolved in order to restore confidence in the market. You know what happened in Q4 has somehow impacted institutional investors and wealth management investors, somehow, and we need to reconstruct, you know, their conviction level. But this is not the end of the world. So as I said before, we are not going down years and years in order to, you know, it’s probably a matter to say, January last year versus January this year, which of course is not a fair comparison. In terms of the three-year plan, look, we are in execution mode. We are building up, we have been expanding and exporting our capabilities on the GFO and ultra-side into the U.S. We are executing on our plan and this is not a sprint, it’s clearly something we will see developing faster than you would see our developing in onshore China – but it’s not something where you will see a transformation of the business coming on a quarter-on-quarter basis, but rather as you observe year-on-year developments.

Kian Abouhossein
Thank you.

Daniel Regli, MainFirst
Hello, good morning, thanks for taking my questions. I have particularly one question regarding the AuM developments in global markets. I think you have well explained the trend we have seen in net new money. But I was a bit surprised by the negative market impact in Q4, coming from markets.. I saw MSCI World was down by 7.5%, your negative impact on the AM was 7%, so can you help me frame this? Were your clients just highly exposed to equities? Or what’s the reason for this negative performance on your assets?

Kirt Gardner
Daniel, I think you’ll see that overall, and we showed on Slide 32, you will see a concentration of our invested assets, a concentration in equities, mutual funds, bonds as well of course were impacted during the quarter. So what you saw, sharp drop in equity markets and also we’ve got a good slide that shows the magnitude of that drop overall – which is on 29 – so you see, emerging markets 17, China-Hong Kong 25 and 14, Europe 14, Switzerland 10 – United States 6, so that explains of course, the equity drop was more pronounced than you saw our drop in invested assets. Credit spreads blew out substantially during the quarter, that explains the drop in bond markets. Mutual funds are going to be down the line with that as well, so I think the math works out very well if you just look at the overall concentration of our invested assets it’s quite logical that you saw the drop that you saw for the quarter.

Daniel Regli
Ok, thanks.

Andrew Lim, Societé Générale
Hi, good morning, thanks for taking my questions. So firstly, in the Americas, just wondering if the change in rate outlook has changed customer behavior in terms of deposit beta. I think you mentioned in the past that clients were taking out deposits, putting it into credit assets, and that was erasing your cost of funding. I don’t know if that’s changed or continued.

And then, secondly, on net new money in the Americas as well – I appreciate we’ve had a tough quarter but you know, for the full year, the Americas has had outflows, and yet you say you’re better than competitors. Is there something structurally which is a concern here? And what are you going to about it to try and make it positive?

Kirt Gardner
So, Andrew, just in terms of your first question, we still expect over time our beta around the 40 s and 50s, and that is kind of what we’ve got pretty consistently – do I think has there been any change yet in client behavior? Really, we haven’t observed any change. Of course there are still some questions now is to how many rate increases we will see this year. That obviously will have some impact on both and overall rate performance. In terms of where we view the outlook, we’re still pretty comfortable with our net interest income outlook for GWM.

In terms of net new money, I would just repeat what I mentioned, what Sergio has already mentioned, what’s most important because we have no transparency on the flows from any of our peers – is that our invested assets are higher than our peer average, on a year-on-year and a quarter-on-quarter basis, and that is what is structurally most important in the U.S. business.

Andrew Lim
Great, thank you very much.

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      Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

Title:    Executive Director

Date: January 23, 2019